UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                           REPORT FOR PERIOD
CSW International, Inc.                   January 1, 2001 to
Dallas, Texas  75202                      March 31, 2001


File No.  070-9091                            PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. Refer to Exhibit E.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company.
         Refer to Exhibit E

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. Refer to Exhibit E.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 11th day of May, 2001.

                                       CSW Energy, Inc.
                                       CSW International, Inc.
                                      /s/   Sandra S. Bennett
                                            Sandra S. Bennett
                                              Controller





                                                                     Exhibit A

                                         CSW Energy, Inc.
                                          Balance Sheet
                                          March 31, 2001
                                           (Unaudited)
                                             ($000's)


Assets

Current Assets
   Cash and cash equivalents                                     $14,065
   Accounts receivable                                            23,920
   Prepaid expenses                                                5,989
                                                              -----------

                       Total current assets                       43,974


Investments In and Advances to Energy Projects                   138,816

Notes Receivable - Affiliate                                     196,045

Other Assets
  Construction in progress and project development costs         234,025
  Property, Plant, and Equipment, net                             20,041
  Other - net                                                      5,249
                                                              -----------

                       Total other assets                        259,315
                                                              -----------

                          Total assets                          $638,150
                                                              ===========


Liabilities and Shareholder's Equity

Current Liabilities                                              $13,472
   Accounts payable                                               16,167
   Accrued liabilities and other                                 199,980
                                                              -----------

                       Total current liabilities                 229,619

Notes Payable - Affiliate                                        143,169

Deferred Income Taxes                                             45,285

Other                                                             23,714
                                                              -----------

                       Total liabilities                         441,787


Minority Interest                                                     48

Shareholder's Equity
   Common stock                                                        1
   Additional paid-in-capital                                    108,139
   Accumulated retained earnings                                  88,175
                                                              -----------

                       Total shareholder's equity                196,315
                                                              -----------

                          Total liabilities and
                            shareholder's equity                $638,150
                                                             ===========

                                                                     Exhibit B

                                    CSW International, Inc.
                                   Consolidated Balance Sheet
                                          March 31, 2001
                                          (Unaudited)
                                            ($000's)

ASSETS
Fixed Assets
        Electric distribution plant                 $ 1,524,576
        General plant                                   328,783
                                              ------------------
              Total Electric Plant                    1,853,359
        Less - Accumulated depreciation                (661,148)
                                              ------------------
              Total Fixed Assets                      1,192,211

Current Assets
        Cash and cash equivalents                        98,036
        Short-term investments                           10,178
        Accounts receivable                             154,142
        Notes receivable                                 61,565
        Inventories                                      14,735
        Other current assets                            119,686
                                              ------------------
              Total Current Assets                      458,342

Other Assets
        Goodwill                                      1,123,443
        Prepaid benefit costs                            46,873
        Notes receivable                                 93,838
        Equity investments and other                    224,397
                                              ------------------
              Total Other Assets                      1,488,551

              Total Assets                          $ 3,139,104
                                              ==================

CAPITALIZATION AND LIABILITIES
Capitalization
        Common stock                                        $ 1
        Paid-in capital                                 829,000
        Retained earnings                               381,393
        Foreign currency translation and other         (111,152)
                                                     ----------
                                                      1,099,242

        Long-term debt                                  698,054

Current Liabilities
        Accounts payable                                147,628
        Advances from affiliates                        185,368
        Accrued interest payable                         29,947
        Loan notes                                       16,678
        Accrued taxes payable                           111,771
        Customer prepayments                             32,586
        Current portion of long term debt               375,997
        Other                                           161,634
                                                     ----------
                                                      1,061,609
Deferred Credits
        Deferred tax liability                          257,368
        Other                                            22,831
                                                     ----------
              Total Deferred Credits                    280,199

                                                     ----------
              Total Capitalization and Liabilities  $ 3,139,104
                                                   ============

                                                                    Exhibit C

                                          CSW Energy, Inc.
                                        Statement of Income
                             For the Twelve Months Ended March 31, 2001
                                            (Unaudited)
                                              ($000's)



OPERATING REVENUE:
              Electric revenues                          $ 101,831
              Equity in Income from energy projects         14,329
              Operating and mantenance contract services    14,149
              Construction contract revenue                 61,562
              Other                                          5,880
                                                         ----------
                          Total operating revenue          197,751


OPERATING EXPENSES:
              Fuel                                          74,148
              Operating, maintnance and supplies             8,600
              Depreciation and amortization                  3,653
              Salaries, wages and benefits                   9,855
              Construction contract expenses                85,489
              General and administrative                    16,153
              Operating and maintenance contract services    8,859
                                                         ----------
                          Total operating expenses         206,757

INCOME FROM OPERATIONS                                      (9,006)

OTHER INCOME (EXPENSE)
              Interest income                               46,157
              Interest expense                             (48,396)
              Sale of partnership interests                 67,004
              Other, net                                       177
                                                         ----------
                          Total other (expense)             64,942

INCOME  BEFORE INCOME TAXES                                 55,936

PROVISION  FOR INCOME TAXES                                 19,080
                                                         ----------

               Net income                                  $36,856
                                                         ==========

                                                                    Exhibit D

                             CSW International, Inc.
                         Consolidated Statement of Income
                    For the Twelve Months Ended March 31, 2001
                                   (Unaudited)
                                     ($000's)


Operating Revenues
     Electric revenues                             1,215,028
     Other diversified                               339,766
                                                  -----------

                                                   1,554,794

Operating Expenses
     Cost of electric sales                          781,937
     General and administrative                      285,843
     Depreciation and amortization                   105,414
     Other diversified                               240,182
                                                  -----------

                                                   1,413,376
                                                  -----------

Operating Income                                     141,418

Other Deductions and (Income)
     Interest expense                                107,533
     Interest income                                 (11,579)
     Investment income                                 1,256
                                                  -----------

                                                      97,210
                                                  -----------

Income Before Income Taxes                            44,208

Provision for Income Taxes                           (26,898)
                                                  -----------

Net Income                                          $ 71,106
                                                  ===========

Exhibit E

CSW Energy, Inc. and CSW International, Inc.
ASSOCIATE TRANSACTIONS
For the Quarter Ended March 31, 2001



                        Associate            Associate                                                            Dollar Amount
                         Company             Company        Receiving          Receiving        Types of          of Services
    Reporting           Providing           Receiving        Company            Company         Services           Provided
     Company             Services           Services          Owner            Location         Rendered           (000's)
----------------  ------------------  -------------------  -----------------   ----------    -----------------   -----------

CSW Energy, Inc.  Industry and
                   Energy Associates  Eastex Cogeneration
                                      Limited Partners      CSW Energy, Inc.    Texas          Engineering          $ 198